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                                                                      Exhibit 20

Contact:  Renee Johansen
          (901) 252-5466

FOR IMMEDIATE RELEASE

                   Thomas & Betts Completes Accounting Review

MEMPHIS, Tenn. - December 20, 1999 Thomas & Betts Corporation (NYSE:TNB) today announced that it has completed its previously reported review of certain accounting matters which had largely resulted from or had been identified by conversions of its worldwide financial systems. As a result of that review, the company concluded, with the concurrence of its independent auditors, KPMG LLP, that attribution of adjustments to the first and third quarters of 1999 as previously announced should be modified. That modification results in a $2.2 million increase in first-quarter net earnings and a $3.1 million decrease in third-quarter net earnings from amounts disclosed in the company's Form 10-Q filed November 17, 1999.

Consequently, revised Forms 10-Q/A to be filed shortly for the first and third quarters are expected to reflect net income for the first quarter of 1999 of $34.5 million, or $0.60 per diluted share, and net income for the third quarter of 1999 of $46.9 million, or $0.81 per diluted share.

Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com.